Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

September 22, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Barbara Jacobs and Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc.
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarters ended Sept. 30, 2005, March 31, 2006 &
June 30, 2006
File No. 0-50918

Dear Ms. Jacobs and Mr. Youngwood:

Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated September 14, 2006. Staff’s comments from its letter are shown below in bold type followed immediately by our responses. As noted below, the appropriate responses have also been addressed within the Company’s Form 10-KSB/A Annual Report for the year ended December 31, 2005 and its Form 10-QSB/A for the quarters ended March 31, 2006 and June 30, 2006. References to the location of the responses within the reports have also been included, where appropriate.

Proposed Revisions to Form 10-KSB for the year ended December 31, 2005

General

1.
We note various references throughout your periodic filings that you are relying upon the statutory safe harbors provided by the Private Securities Litigation Reform Act. We are unclear why you believe these safe harbors are available given, for example, the exclusion provided in Section 21E(b)(1)(C) of the Exchange Act. Please advise. If these safe harbors are in fact unavailable to you, either eliminate such references or make it clear each time you reference the Act that the safe harbors are unavailable to you.

The reference to these statutory safe harbors has been deleted from our periodic filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
We note your response to comment 4 of our letter dated June 29, 2006. Your addition of the language in parenthesis does not appear to provide full disclosure of the relationship that investors need to make an informed decision. As drafted, your disclosure could be read that Cornell and Montgomery share a general partner but are unrelated in any other way. Please confirm there are no other relationships that should be disclosed or explained for example, if Cornell and Montgomery share office space, staff or have any relationships or client sharing agreements.

The discussion on page 19 of the proposed Form 10-KSB/A has been revised, as follows (the revisions are underlined). Please refer to the redline version provided.

On April 20, 2005, the Company executed a promissory note in the amount of $750,000 in favor of Montgomery Equity Partners, Ltd. (“Montgomery”). (According to David Gonzales, the Managing Partner and General Counsel of Cornell Capital, Cornell and Montgomery are limited partnerships of the same general partner, Yorkville Advisors, Inc. Mark Angelo, the portfolio manager of Cornell is the co-portfolio manager of Montgomery. Cornell and Montgomery share the same back office, administrative and support staff. The two entities do not share offices but all documents and materials are housed in the office of the general partner.)

3.	We note your response to comment 8 of our letter dated June 29, 2006. We are unable to locate the opinion letters from Gregg Jaclin that you indicated are attached to your response. Please advise.

We regret the opinion letters were inadvertently omitted from our earlier response. Please see the opinion letters attached to this response.

Balance Sheet, page 29

4.
We note that you have presented a warrant liability of $520,851. Please reconcile this amount to the disclosures in your footnotes that disclose the amount of warrants classified as a liability. Ensure that your disclosure adequately describes your accounting for the amounts classified in this caption.

Please see the additional language added to the end of Footnote 8 on page 56 of the proposed amended Form 10-KSB/A which discusses the accounting for the warrant liability, as follows (the revisions are underlined). Please refer to the redline version provided.

As a result of the variable-share settlement provision of the December 29, 2005 secured convertible debenture with Montgomery (see Note 5 above), the Company is required to report the fair value of all outstanding warrants as a liability on its balance sheet pursuant to EITF 00-19. As of December 31, 2005, the total Warrants Liability is $520,851, consisting of $139,815 as the fair value of the warrants issued to Cornell Capital in April 2005, $109,597 as the fair value of the warrants issued to Montgomery in December 2005, and $271,439 as the fair value of all other warrants issued by the Company in effect as of the balance sheet date. The fair value of the warrants was determined using the Black-Scholes option pricing model.

Note 5. Debt - page 47

5.
We note your response to comment No. 2 of our letter dated June 29, 2006. We note that on April 26, 2005, you executed a promissory note for $750,000 to Montgomery Equity Partners, Ltd. and the entire amount was disbursed to the Company upon the date the note was executed. We further note from your disclosures that the promissory note is secured by substantially all the assets of the Company and by shares of common stock of an affiliate of the Company. The settlement agreement dated September 28, 2005 indicates that in the event that the Montgomery Equity Partners is unable to recoup the entire payoff amount through sales of the pledge shares, Montgomery Equity Partners shall be entitled to take any other appropriate action to recover any deficiency in the payoff amount. Thus, it does not appear as though the Company should be removing the entire amount of the liability until Montgomery Equity Partners has sold enough shares to recover their investment and the related interest expense. Tell us how you considered the guidance in paragraph 16 of SFAS 140, which indicates that a debtor shall derecognized a liability if and only if it has been extinguished. In this regard, a liability is determined to be extinguished if either of the following conditions is met: a) The debtor pays the creditor and is relieved of its obligation for the liability or b) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. That is, since the Company is applying SFAS 5, it appears that you are not relieved or legally released from this debt. Please advise.

We have revised our presentation to re-recognize the Montgomery liability as of September 28, 2005 and have written down the balance based on the application of net proceeds from Montgomery’s sale of the pledged shares at subsequent balance sheet dates. There is no agreement between the Company and its affiliate by which the Company would replace any of the affiliate’s pledged shares sold by Montgomery. Therefore, pursuant to APB 25 the Company will not book the net proceeds to income but rather will credit equity to record the sale of the pledged shares.

Note 6 Promissory Notes - Related Party, page 49

6.
We note that you disclose Notes Payable outstanding of $2,126,258 as of December 31, 2005. However, the balance sheet only shows $1,216,738 outstanding as of December 31, 2005. Please reconcile the difference between these amounts.

Note 6 has been revised to correct the disclosure. We inadvertently included all liabilities due related parties in the previous disclosure of related party notes payable. The revision states only the amounts of the outstanding notes payable. The other related party liabilities are disclosed under accounts payable and accrued expenses.

Note 8 - Stockholders’ Equity - page 50

7.
We note your response to comment No. 3 of our letter dated June 29, 2006. Your response indicates that you now believe the 592,000 commitment fee shares should have been recorded as a liability rather than as equity at December 31, 2005. We further note from your response that you believe that the warrant commitment fee to purchase 200,000 shares of common stock should have been booked as a liability using the Black-Scholes option pricing model on the date they were issued. Tell us why you believe the fair value of the warrant commitment fee shares ($139,815) should continue to [be] presented as a warrants liability on the December 31, 2005 balance sheet when your response indicates that the SEDA and the registration rights agreement were terminated in October 2005 resulting in the warrant commitment fee shares reverted to equity since EITF 00-19 no longer applies. Provide us with your analysis and tell us whether the commitment fee shares and warrants to purchase common stock should have been accounted for as a liability or derivative instrument in your Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005.

Please see Section 12.4(c) of the SEDA on commitment fees. Note there are two separate commitment fees paid by the Company to Cornell. The first was for 592,000 shares of restricted stock valued at $740,000 (hereinafter, the “Commitment Fee Shares”). The other was warrants to purchase 200,000 shares of common stock at an exercise price of $0.001 expiring two years from date (hereinafter, the “Warrant Commitment Fee Shares”). Another provision of Section 12.4(c) provided piggy-back registration rights for the Commitment Fee Shares and the Warrant Commitment Fee Shares. The shares were booked as a commitment fee expense on the date of the SEDA, crediting Capital Stock and APIC. The warrants did not enter into this calculation.

Under the guidance referenced in Staff’s June 29, 2006 comment, the Company should have accounted for the Commitment Fee Shares as a liability rather than as equity on its June 30, 2005 and September 30, 2005 quarterly reports in accordance with EITF 00-19 since these shares were subject to a registration rights agreement containing a liquidated damages provision. However, with the termination of the SEDA and the registration rights agreement in October 2005, the Commitment Fee Shares reverted to equity and no subsequent transaction has occurred that would alter the character or accounting treatment of these shares. Therefore, the treatment of the Commitment Fee Shares as equity on the Company’s Form 10-KSB for December 31, 2005 is correct.

Under the guidance referenced in Staff’s June 29, 2006 comment, the Warrant Commitment Fee Shares should have been booked as a liability using the Black-Scholes option pricing model on the date they were issued. However, with the termination of the SEDA and the registration rights agreement in October 2005, the Warrant Commitment Fee Shares reverted to equity since EITF 00-19 no longer applied. However, due to the variable-share conversion feature of the December 29, 2005 secured convertible debenture with Montgomery and in accordance with the guidance contained in the Current Accounting and Development Issues in the Division of Corporation Finance on the SEC’s website and EITF 00-19, the Warrant Commitment Fee Shares should again be presented as a warrant liability on the balance sheet. Therefore, the fair value of the Warrant Commitment Fee Shares ($139,815) has been recorded as a Warrants Liability on our December 31, 2005 balance sheet. It will remain there until it is either exercised or expires. The Black-Scholes option pricing model was used to establish fair value.

Controls and Procedures, page 64

8.
We note your response to comment 15 of our letter dated June 29, 2006. Please continue to revise your disclosure to describe in greater detail what is meant by the term “certain accounting and disclosure matters. Please also revise to disclose more specifically the accounting and disclosure matters that led you to conclude you had a material weakness in your internal control over financial reporting.

The disclosure has been revised as follows. Please see pages 65-66 of the proposed amended Form 10KSB/A. The revisions are underscored below.

The Company’s management, with the participation of the Company’s chief executive officer and interim chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, the Company’s chief executive officer and interim chief financial officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective for the reasons disclosed below.

The Company has identified certain internal control deficiencies that we consider to be material weaknesses. These consist of (1) inadequate communication leading to the untimely filing of a current report with the Securities and Exchange Commission in January 2005 and (2) certain accounting and disclosure matters. The accounting and disclosure deficiencies were: (1) a failure to amortize capitalized intellectual property costs and (2) improper accounting of unearned compensation arising from the issuance of stock options below market value. The accounting deficiencies are principally due to the Company’s transition from a private company to a public reporting company. Prior to going public the Company amortized capitalized intellectual property costs and accounted for unearned compensation arising from the issuance of stock options below market value contrary to the requirements of SFAS 86 and SFAS 123, respectively, as such accounting methods were not required by a private entity. Subsequent to going public, the Company’s controller recognized the necessity to account for these items in accordance with SFAS 86 and SFAS 123.

The Company’s controller identified the internal control and disclosure control deficiencies disclosed above during the latter part of the third quarter of 2005. The Company attempted to remediate and eliminate previous internal control and disclosure deficiencies by hiring a controller in May 2005. The controller is a CPA and has experience in accounting and disclosure procedures for public companies. The Company’s India subsidiary also hired a chartered accountant (equivalent to US CPA) who is also a certified corporate secretary as its finance manager in August 2005. The controller and the subsidiary’s finance manager were tasked with centralizing and formalizing the purchasing decisions, establishing and maintaining proper procedures for payment of accounts payable and other liabilities, setting credit and collection policies, and tracking the fixed assets of the Company, among other duties. The Company has implemented an accounting analysis procedure that requires all transactions, including but not limited to transactions similar to the deficiencies above, be analyzed by an employee of the Company in accordance with SEC public reporting standards. Separation of duties was instituted so that the person authorizing the purchase of goods or services was not the person preparing or signing the check in payment for such goods or services.

The delinquent report was discovered by the Company’s interim chief financial officer during the second quarter of 2005. The controller and the interim chief financial officer are working together to keep each other appraised of items which may require disclosure and to see that proper level of disclosure is made.

While the Company has implemented an accounts analysis procedure and hired additional personnel, the abovementioned material weaknesses will not be considered remediated until the new internal controls operate for a sufficient period of time, are tested, and management concludes that these controls are operating effectively. The Company expects to complete its analysis by the end of the fiscal year ending December 31, 2006. Costs of the controller and finance manager and the practices implemented thus far are approximately $120,000 per year, consisting mainly of the controller’s and finance manager’s salaries and the public reporting costs of additional disclosure.

9.	We reissue comment 16 of our letter dated June 29, 2006, in part. Please discuss who first identified internal control (or disclosure control) deficiencies and when they were identified.

Please see page 65 of the proposed amended Form 10-KSB/A and our response to comment No. 8 of your September 14, 2006 letter immediately above.

10.	Please revise your 308(c) disclosure to state that there were changes in your internal controls for the fourth quarter.

The disclosure has been revised. Please see page 66 of the proposed amended Form 10-KSB/A

The addition of a controller, the chartered accountant and the new policies and practices discussed above constitute changes in the Company’s internal control over financial reporting. The new policies and practices were implemented during the last fiscal quarter of the period covered by this report and have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Form 10-QSB for the quarter ended June 30, 2006

Controls and Procedures, page 33

11.
Your disclosure of your reasons for your disclosure controls and procedures ineffectiveness conclusion, and discussion of your identified material weaknesses should be provided in the same level of detail as in the proposed disclosure to the above-referenced periodic reports, as augmented by comments 7 and 8 [sic] of this letter. Please revise.

The disclosure has been revised as follows. Please see pages 31-32 of the proposed amended Form 10QSB/A for March 31, 2006. Similar disclosure has been made in the proposed amended Form 10QSB/A for June 30, 2006. The revisions are underscored below.

The Company’s management, with the participation of the Company’s chief executive officer and interim chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, the Company’s chief executive officer and interim chief financial officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective for the reasons disclosed below.

During the period covered by this report the Company continued to remediate previously disclosed internal control deficiencies (improper amortization of capitalized intellectual property costs and accounting for unearned compensation arising from the issuance of stock options below market value) first identified during the third quarter 2005. Prior to going public the Company amortized capitalized intellectual property costs and accounted for unearned compensation arising from the issuance of stock options below market value contrary to the requirements of SFAS 86 and SFAS 123, respectively, as such accounting methods were not required by a private entity. Subsequent to going public, the Company’s controller recognized the necessity to account for these items in accordance with SFAS 86 and SFAS 123. In addition, an internal control deficiency was discovered during the first quarter 2006 by the Company’s controller as a result of the Company’s failure to account for convertible instruments and derivatives under SFAS 133, SFAS 150 and EITF 00-19.

The Company’s interim chief financial officer and controller have worked diligently to properly account for convertible instruments and derivatives and will consult with outside consultants on an as-needed basis to enable the Company to make the proper disclosures. As disclosed above, the Company’s controller identified the internal control deficiencies during the third quarter 2005. As previously disclosed, the Company hired a controller in May 2005 to identify, remediate and eliminate prior internal control and disclosure control deficiencies. The controller is a CPA and has experience in accounting and disclosure procedures for public companies. The Company has implemented an accounting analysis procedure that requires all transactions, including but not limited to transactions similar to the deficiencies above, be analyzed by an employee of the Company in accordance with SEC public reporting standards. While the Company has implemented an account analysis procedure and hired additional personnel, the aforementioned material weaknesses will not be considered remediated until the new internal controls operate for a sufficient period of time, are tested, and management concludes that these controls are operating effectively. The Company expects to complete its analysis by the end of the fiscal year ending December 31, 2006. Costs of the controller and finance manager and the practices implemented thus far are approximately $120,000 per year, consisting mainly of the controller's and finance manager's salaries and the public reporting costs of additional disclosure.

12.
You state that “ executive officers and its controller have worked diligently to correct the disclosures required in this highly complex and technical area and will consult with outside consultants. . . .” However, in disclosure responsive to Item 308(c) of Regulation S-B you state there was no change that materially affected your internal controls. It appears remediation efforts were undertaken during this period pursuant to the cited disclosure. These remediation measures should be disclosed in specific detail. If no changes occurred you should provide more detail on this fact and discuss the ramifications to investors of not engaging in material remediation efforts to rectify the material weaknesses in your internal control over financial reporting.

Please see page 32 of the proposed amended Form 10-QSB/A for March 31, 2006 and page 35 of the proposed amended Form 10-QSB/A for June 30, 2006. The revisions are underscored below.

Changes in Internal Controls

As disclosed above and under the Company’s annual report, as amended, changes in the Company’s internal control over financial reporting occurred during the last fiscal quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting, as the Company continues to implement the remediation measures and internal controls established during 2005.

We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Enclosures